811-22378
Branch 17



ROPES & GRAY LLP
ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650
BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

February 10, 2011

Nathan D. Briggs
T +1 202 626 3909
F +1 202 383 9308
nathan.briggs@ropesgray.com

BY HAND DELIVERY


SEC MAIL
RECEIVED
PROCESSING
FEB 10 2011
WASH, D.C.
193
SECTION

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: *Trust Company of the West v. DoubleLine Funds Trust et al.*, BC 450413 (Sup. Ct. of the State of California)

Dear Sir or Madam:

On behalf of DoubleLine Funds Trust, enclosed please find a copy of the First Amended Complaint filed in connection with the above-captioned action. This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Please direct any questions or comments relating to the enclosed materials to me at (202) 626-3909.

Very truly yours,

Nathan D. Briggs

Enclosures

cc: Earl A. Lariscy
Timothy W. Diggins
Jeremy C. Smith


11000142

811-22378

QUINN EMANUEL URQUHART & SULLIVAN, LLP
John B. Quinn (Bar No. 090378)
johnquinn@quinnemanuel.com
Eric J. Emanuel (Bar No. 102187)
ericemanuel@quinnemanuel.com
Dominic Surprenant (Bar No. 165861)
dominicsurprenant@quinnemanuel.com
Steven G. Madison (Bar No. 101006)
stevemadison@quinnemanuel.com
865 South Figueroa Street, 10th Floor
Los Angeles, California 90017-2543
Telephone: (213) 443-3000
Facsimile: (213) 443-3100

Attorneys for Plaintiff
Trust Company of the West


SEC MAIL PROCESSING
RECEIVED
FEB 10 2011
WASH. D.C.
193
SECTION

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

TRUST COMPANY OF THE WEST, a California Corporation,

Plaintiff,

vs.

DOUBLELINE FUNDS TRUST, a Delaware statutory trust; and DOE DEFENDANTS 1 THROUGH 10,

Defendants.

CASE NO. BC450413

(Related to Case No. BC 429385

FIRST AMENDED COMPLAINT FOR:

MISAPPROPRIATION OF TRADE SECRETS

CONSPIRACY TO MISAPPROPRIATE TRADE SECRETS

AIDING AND ABETTING THE MISAPPROPRIATION OF TRADE SECRETS

***BUS. & PROF.* CODE § 17200**

COMMON LAW UNFAIR COMPETITION

CONSPIRACY TO ACQUIRE AND USE GOOD WILL AND OTHER CONFIDENTIAL AND PROPRIETARY INFORMATION

AIDING AND ABETTING THE ACQUISITION AND USE OF GOOD WILL AND OTHER CONFIDENTIAL AND PROPRIETARY INFORMATION

Plaintiff Trust Company of the West ("TCW"), with knowledge as to its own conduct and upon information and belief as to all others, complains against DoubleLine Funds Trust and DOES 1 through 10 as follows:

A. Background

1. Jeffrey Gundlach was a director of TCW and its Chief Investment Officer until December 4, 2009. While still an officer, director and employee of TCW, Gundlach and other TCW employees, including Barbara VanEvery, Cris Santa Ana and Jeffrey Mayberry (collectively "Co-Conspirators") abandoned their duties of loyalty and faithful service to TCW and encouraged other employees to do likewise. Acting in concert, Co-Conspirators engaged in numerous unlawful, unfair and deceptive acts. In a nutshell, Co-Conspirators stole vast quantities of both TCW trade secrets and other TCW confidential and proprietary information that collectively constituted an entire asset management business. Generally speaking, the information Co-Conspirators stole from TCW consisted of the entire infrastructure necessary to set up and operate an asset management business, each of the portfolio analytic tools necessary to analyze securities and conduct all manner of trading and other operations, and all client facing and organizational documents and information TCW possessed relating to its mortgage-backed securities fixed income group.

2. Specifically, Co-Conspirators stole numerous TCW trade secrets. For example, Co-Conspirators stole TCW's source code, software, programs, spreadsheets, databases and other files that comprise TCW's proprietary suite of loan analysis, pricing, data aggregation and reporting tools, as well as portfolio holdings data and client contact and related information for 24,000 TCW client contacts and prospects, by secretly downloading such data to external drives and "flash" drives.

3. In addition, Co-Conspirators stole other TCW confidential and proprietary information and documents. For example, Co-Conspirators stole vast quantities of raw collateral loan mapping data TCW purchased from numerous subscription sources, a variety of TCW marketing materials, certain investment management contracts and other legal documents, performance fee schedules and formulas relating to same, and TCW's good will. The total amount

1 of stolen information, if printed out, would equal approximately nine million pages, or 3,700
2 banker boxes of documents.
3 4. Co-Conspirators are defendants in a civil action brought by TCW on January 7,
4 2010, in the Superior Court for Los Angeles County, State of California, styled *Trust Company of*
5 *the West v. Jeffrey Gundlach, et al.*, Case No. BC 429385 ("*TCW v. Gundlach*"). The complaint
6 in *TCW v. Gundlach* sets forth in detail Co-Conspirators' wrongful and illegal conduct. The
7 allegations in *TCW v. Gundlach* are incorporated by reference as if fully set forth herein.
8 5. To exploit the economic value of the trade secrets and other confidential and
9 proprietary information stolen by the Co-Conspirators, on January 11, 2010, Gundlach formed a
10 trust, DoubleLine Funds Trust (the "Trust"). The purpose of the Trust was and is to market
11 mutual funds and to generate fees and profits for Gundlach and the money management firm he
12 had formed, DoubleLine Capital LP ("DoubleLine"). The Trust has retained DoubleLine as its
13 agent in the capacity of its Investment Adviser. The Trust knew that Co-Conspirators had stolen
14 trade secrets and other confidential and proprietary information from TCW; knew that its agents
15 would in fact use the stolen trade secrets and other confidential and proprietary information in the
16 management of the Trust's mutual funds; and knowingly joined and thereafter participated in the
17 conspiracy to possess and use TCW trade secrets and other confidential and proprietary
18 information by marketing mutual funds in direct competition with identical or similar TCW
19 mutual funds, with the unfair competitive advantage of using TCW's trade secrets and other
20 confidential and proprietary information. Without the Trust's active participation in the
21 conspiracy, the Co-Conspirators could not fully exploit the value of the property they had stolen
22 from TCW.
23 6. Further, the Trust *itself* has used the trade secrets and other confidential and
24 proprietary information Co-Conspirators stole from TCW by exploiting TCW's property to its
25 own advantage. Namely, the Trust knowingly has had the assets in its mutual funds managed with
26 TCW's stolen trade secrets and other confidential and proprietary information. In addition, the
27 Trust has trumpeted to the public that the monies invested with the Trust's mutual funds would be
28 managed with TCW's stolen trade secrets and other confidential and proprietary information.

Those acts constitute direct use of TCW's trade secrets and other confidential and proprietary information by the Trust itself.

B. Parties

7. Plaintiff TCW was founded in 1971. TCW offers institutional and individual investors a wide array of investment strategies. TCW has over $100 billion in assets under management. Its continued success is dependent on maintaining its clients' trust and confidence. Its principal place of business is in Los Angeles, California.

8. The Trust is a Delaware statutory trust, doing business in the County of Los Angeles, through four funds: DoubleLine Total Return Bond Fund, the DoubleLine Core Fixed Income Fund, the DoubleLine Emerging Markets Fixed Income Fund and DoubleLine Multi-Asset Growth Fund (collectively, the "Funds"). Gundlach created the Trust on or about January 11, 2010 (within days of the filing of the complaint in *TCW v. Gundlach*). The Certificate of Trust shows Gundlach and a longtime associate and DoubleLine principal as the only Trustees at the time the Trust was created. Gundlach controlled the decisions and conduct of the other Trustee. On or about January 11, 2010, when the Trust was controlled exclusively by Gundlach, Gundlach designated DoubleLine as the agent and adviser of the Funds, with Gundlach and others he selected serving as portfolio managers of the Funds. Months later, Gundlach selected four other Trustees of the Trust, whom he knew he could influence and control, to be presented as candidates in a shareholder election. Each was subsequently elected as Trustee.

9. TCW is ignorant of the true names of DOES 1 through 10 and such names are fictitious. Once TCW learns of the true names of DOES 1 through 10, TCW will amend its complaint to include the real name of such party or names of such parties.

C. The Trust Appoints DoubleLine as Its Investment Adviser, Designating DoubleLine as Its Agent in All Material Aspects Relating to Investment and Management Services.

10. DoubleLine acted at all relevant times as the agent of the Trust. The operative instrument that defines the legal relationship between DoubleLine and the Trust states that DoubleLine is the agent of the Trust. Specifically, the Investment Advisory and Management

Agreement by and between the Trust and DoubleLine (the "IAMA") provides: "The Adviser shall be indemnified by the Trust *as an agent of the Trust* in accordance with the terms of Section 10.02(c) of the Declaration of Trust." IAMA ¶ 9 (emphasis added).

11. In addition to designating the Trust an agent of DoubleLine,[1] the IAMA also enumerates the specific ways in which the Trust has the right to control and supervise DoubleLine's day-to-day conduct. Paragraph 1(c) of the IAMA provides that the Adviser's selection of employees and associates is subject to the Trust's supervision and control:

> "The Adviser, *subject to the prior approval of the Trust's Board of Trustees*, may from time to time employ or associate itself with such person or persons as the Adviser may believe to be particularly fitted to assist it in the performance of this Agreement . . . ."

(Emphasis added). Paragraph 2 of the IAMA provides that the Trust shall "direct[] and supervis[e]" the Adviser with respect to the following:

> "(a) Manag[ing] the investment of each Fund's assets including, by way of illustration, the evaluation of pertinent economic, statistical, financial and other data, the determination of the industries and companies to be represented in that Fund's portfolio, the formulation and implementation of the Fund's investment program, and the determination from time to time of the securities, cash and other investments, contracts, agreements or transactions (collectively "Securities") to be purchased, retained, sold, entered into or terminated by the Fund;

---

[1] Paragraph 12 of the original Complaint in this action mistakenly alleged that the IAMA "designat[ed] the *Trust* an agent of *DoubleLine* . . . ." (Emphasis added). That was in inadvertent transposition of the words "Trust" and "DoubleLine." This mistake has been corrected herein to be consistent with paragraph 11 of the original Complaint, which alleged that "*DoubleLine* acted at all relevant times as the agent of the *Trust*" and that the IAMA provided that "[t]he Adviser shall be indemnified by the Trust as an agent of the Trust . . ."

"(b) Plac[ing] orders for the purchase or sale of securities for each Fund's account with broker-dealers or other execution agents or counterparties selected by the Adviser;

"(c) Administer[ing] the day to day operations of each Fund;" and

"(d) Furnish[ing] to the Trust office space at such place as may be agreed upon from time to time, and all office facilities, business equipment, supplies, utilities and telephone services necessary for managing the affairs and investments and keeping those accounts and records of the Trust and the Funds that are not maintained by the Trust's transfer agent, custodian, accounting or subaccounting agent, and arrange for officers or employees of the Adviser to serve, without compensation from the Trust, as officers, trustees or employees of the Trust, if desired and reasonably required by the Trust".

On information and belief, the Trust in fact exercised its right to control and supervise DoubleLine's conduct as provided by the IAMA.

12. In addition to classifying DoubleLine as an agent of the Trust, the IAMA provides that DoubleLine may also act as an independent contractor under certain circumstances. An agent may simultaneously act as an independent contractor and an agent. *See City of Los Angeles v. Meyers Brothers Parking System* (1975) 54 Cal.App.3d 135, 138 ("Agency and independent contractorship are not necessarily mutually exclusive legal categories as independent contractor and servant or employee are. . . . One who contracts to act on behalf of another and subject to the other's control, except with respect to his physical conduct, is both an agent and an independent contractor") (Internal citations omitted).

13. Moreover, pursuant to the IAMA, DoubleLine acts as the Trust's agent except in those limited circumstances which are not expressly provided or authorized by the IAMA. *See* IAMA ¶ 10 ("The Adviser is an independent contractor and, *except as expressly provided or authorized in this Agreement*, shall have no authority to act for or represent the Trust") (emphasis added). DoubleLine can only act as an independent contractor with respect to conduct that is not

encompassed by the IAMA. The IAMA stipulates that the Trust has the right to direct and supervise the day-to-day conduct of DoubleLine in every aspect that is material to DoubleLine's provision of investment and management services, including with respect to its "day to day operations of each Fund," its management of each Fund's assets, and its evaluation of economic, statistical, financial and other data (which TCW herein alleges DoubleLine and the Trust misappropriated from TCW). Thus, with respect to all material allegations in this Complaint, DoubleLine acted as an agent of the Trust.

14. Although TCW has alleged that Gundlach, as both a principal of DoubleLine and a Trustee of the Trust, sought to exert and exerted undue influence over the ostensibly independent Trustees, those allegations are not inconsistent with the allegations in this Complaint that DoubleLine acted as the Trust's agent. Federal law ensures that the Trust retains its right of control over the investment adviser by requiring that no less than three-fifths of the Board of Trustees of the Trust are required to be independent from its investment adviser. Furthermore, the Trust has the right to remove DoubleLine through its power to terminate the relationship. Pursuant to the IAMA, the Trust may terminate its agency relationship with DoubleLine "at any time and without payment of any penalty . . . upon sixty days' written notice to the Adviser." IAMA ¶ 11. Accordingly, the Trust retained the power to terminate the relationship with minimal notice to DoubleLine.

D. The Trust Confirms the Appointment Of DoubleLine As The Trust's Investor Adviser, Retaining The Legal Right Of "Direction and Supervision" of DoubleLine.

15. On or about March 5, 2010, the Trust filed a Declaration of Trust of DoubleLine Funds Trust (the "Declaration of Trust") with the Security and Exchange Commission ("S.E.C."). Section 3.01(c) of the Declaration of Trust provides:

> Except for the Trustees named herein or appointed to fill vacancies pursuant to Section 3.04 of this Article III, the Trustees shall be elected by the Shareholders owning of record Shares representing a plurality of the votes cast by Shareholders present in person or by

> proxy at a meeting of Shareholders at which a quorum is present. Such a meeting shall be held on a date fixed by the Trustees. In the event that less than a majority of the Trustees holding office have been elected by Shareholders, the Trustees then in office will call a Shareholders' meeting for the election of Trustees.

Section 3.02 of the Declaration of Trust further provides:

> The initial Trustees shall be the persons named herein. On a date fixed by the Trustees, the Shareholders shall elect at least three but not more than twenty-five Trustees, as specified by the Trustees pursuant to Section 3.06 of this Article III.

The trustees named in the Declaration of Trust were Gundlach and a longtime associate of Gundlach. Gundlach and the longtime associate of Gundlach signed the Declaration of Trust as "being all of the initial Trustees of the Trust . . . ."

16. On information and belief, on or before March 25, 2010, the Shareholders of the Trust elected four ostensibly independent Trustees pursuant Section 3.01(c) of the Declaration of Trust. The Declaration of Trust, provides in Section 4.04 that:

> The Trustees shall act by majority vote of a quorum at a meeting duly called or by unanimous written consent without a meeting or by telephone meeting provided a quorum of Trustees participate in any such telephone meeting, unless the 1940 Act requires that a particular action be taken only at a meeting at which the Trustees are present in person. At any meeting of the Trustees, a majority of the Trustees shall constitute a quorum.

On information and belief, on or about March 25, 2010, a quorum of the Trustees held a meeting pursuant to Section 4.04 and approved the Trust entering into the IAMA with DoubleLine. On or about March 25, 2010, the Trust did enter into the IAMA with DoubleLine.

17. Paragraph 11 of the IAMA provides:

> The Trust (either by vote of its Board of Trustees or by vote of a 'majority of the outstanding voting securities' of each Fund) *may, at any time and without payment of any penalty, terminate* this Agreement upon sixty days' written notice to the Adviser.

(Emphasis added). By letter dated April 22, 2010, counsel for TCW in *TCW v. Gundlach*, informed the Trust through its Independent Trustees that

> It is our belief that DoubleLine Funds is currently and improperly benefitting from the information that the defendants in *TCW v. Gundlach, et al.* misappropriated. Both entities are profiting from the same theft of TCW's trade secrets, and benefitting from the same wrongdoing. . . . DoubleLine Funds is therefore also liable to TCW.

Although the IAMA permits the Trust to terminate DoubleLine "at any time and without payment of any penalty," on information and belief, the Trust has not terminated the IAMA.

E. The Trust Offers Substantial Assistance And Engages In Active Participation With the Co-Conspirators To Exploit The Trade Secrets and Other Confidential and Proprietary Information and Good Will That The Co-Conspirators Misappropriated From TCW.

18. As alleged with greater particularity in the complaint in *TCW v. Gundlach*, beginning at least as early as September 2009, Co-Conspirators, while officers of TCW, conspired to steal and stole vast amounts of TCW's trade secrets. For example, Co-Conspirators stole source code, software, programs, spreadsheets, databases and other files that comprise TCW's proprietary suite of loan analysis, pricing, data aggregation and reporting tools (the "Proprietary Systems"); a confidential and proprietary customer database containing decades of accumulated information about TCW's more than 24,000 client and prospective client contacts, including primary, secondary, and tertiary contact information, holdings and account information, net worth, tax identification numbers and custodial account information; duplicate copies of original, hand-written documentation for each trade executed by TCW's Mortgage Backed Securities Group from 1989 through November 2009 (the "Trade Tickets"), which serve as documentation of a portfolio

manager's track record, and allow the portfolio manager to rely on its prior performance in marketing itself to clients and prospects; client directives regarding investment preferences, prohibitions and limitations, and risk tolerance; and daily and monthly holdings and security master data ("Holdings Data"), containing detailed holdings and analysis derived from TCW's Proprietary Systems, client accounting data, and positions for each client and portfolio in the Mortgage Backed Securities Group, and each individual security therein, from December 2004 through December 2009.

19. In addition, Co-Conspirators stole other TCW confidential and proprietary information and documents. For example, Co-Conspirators stole vast quantities of raw collateral loan mapping data TCW purchased from numerous subscription sources, a variety of TCW marketing materials, certain investment management contracts and other legal documents, performance fee schedules and formulas relating to same, and TCW's good will.

20. The data and information Co-Conspirators stole from TCW comprised in the aggregate everything that Co-Conspirators would need to establish DoubleLine and the Trust — new business ventures that could offer to the investing public a series of mutual funds to compete with TCW's mutual funds.

21. Co-Conspirators conspired to and did covertly download, transfer, copy and use the foregoing trade secrets and other confidential and proprietary data and information, and conspired to and did conceal the thefts from TCW, for the purpose of establishing competing business ventures.

22. Co-Conspirators planned to use and did use TCW's trade secrets and other confidential and proprietary data and information to establish competing ventures (which Co-Conspirators later formed as DoubleLine and the Trust) that would offer and market to the public mutual funds that were virtually identical to TCW's mutual funds in that they would consist of portfolios with investment objectives, policies and strategies that are substantially similar in all material respects to the portfolios comprising TCW's mutual funds. It was Co-Conspirators plan from the outset of the conspiracy to use the same analytical methods they had used at TCW in

managing TCW's mutual funds (*i.e.*, TCW's Proprietary Systems and proprietary analysis) at the new competing ventures.

23. As part of their conspiracy, Co-Conspirators conspired to and did steal TCW's good will, by among other things, using TCW's client database containing detailed, confidential information for more than 24,000 clients and prospects to take TCW's clients, and to assure TCW's existing and prospective clients that it would be able to use the same analytical methods that TCW had used based on the same technology, systems, tools and databases used by TCW in establishing, marketing and administering its mutual funds.

24. As a further part of their conspiracy, Co-Conspirators conspired to and did breach their fiduciary duty to TCW by recruiting substantially all of TCW's Mortgage Backed Securities group (as well as all of TCW's Fixed Income group), persuading TCW's employees to leave TCW en masse, with insufficient notice of their departure, with the intent to cripple TCW and immediately start a competing firm to issue a series of competing mutual funds virtually identical to TCW's funds.

25. Each of the foregoing wrongful acts of the Co-Conspirators and DoubleLine were performed for the purpose of creating the Trust and offering the Trust's mutual funds to the investing public, and to compete with the funds offered by TCW.

26. The Trust's formation in or around January 11, 2010, was in furtherance of the Co-Conspirators' and DoubleLine's scheme to misappropriate and convert TCW's trade secrets and other proprietary and confidential information and good will for the purpose of creating, offering, marketing and administering the Trust's mutual funds.

27. The formation of the Trust in or around January 11, 2010, and its ability to offer the mutual funds to the investing public in or around April 2010, would not have possible but for the Co-Conspirators' misappropriation and conversion of TCW's trade secrets and other proprietary and confidential information and good will.

28. From its inception in or around January 11, 2010, the Trust, originally controlled solely by Gundlach (and nominally by Gundlach's longtime associate and fellow Trustee), and later by Gundlach, his longtime associate and the four ostensibly "Independent" Trustees, used

TCW's trade secrets and other confidential and proprietary information and good will, by among other things, having the assets in its mutual funds managed with TCW's stolen trade secrets and other confidential and proprietary information; using the stolen trade secrets and other confidential and proprietary information and good will to lure clients (including TCW's clients); touting DoubleLine's and the Trust's ability to obtain returns for investors using objectives, policies and strategies that are substantially similar in all material respects to the portfolios comprising TCW's mutual funds and by using the same analytical methods used by TCW.

29. Furthermore, the Trust actively participated in its agent DoubleLine's conversion, acquisition, use, and disclosure of TCW's trade secrets and other confidential and proprietary information and good will, and ratified DoubleLine's conduct, by retaining DoubleLine as its investment adviser and agent, even after receiving constructive notice of DoubleLine's theft (on January 7, 2010, when TCW filed its Complaint in *TCW v. Gundlach*) as well as actual notice (on April 22, 2010, when TCW alerted the Trust through its Independent Trustees of the potential liability for active participation in Co-Conspirators' and DoubleLine's wrongdoing).

30. By conspiring to steal TCW's trade secrets and other confidential and proprietary information and good will, Co-Conspirators, DoubleLine and the Trust conspired to and did obtain a "head start" that a newly formed investment adviser and funds trust competing by legitimate means would not have. This head start has allowed Co-Conspirators, DoubleLine and the Trust to immediately compete for billions of dollars of assets under management, whereas if Co-Conspirators, DoubleLine, and the Trust had conducted themselves lawfully, they would not have been in a position to compete with TCW and its funds for many months, if not years.

FIRST CLAIM FOR RELIEF

Misappropriation of Trade Secrets

31. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 30.

32. As set forth above, Gundlach and the other Co-Conspirators formed DoubleLine for the specific purpose of exploiting the confidential and proprietary information they had stolen

from TCW. To accomplish his objective, Gundlach and the other Co-Conspirators next created the Trust. The creation of the Trust and its Funds was a key element and goal of the conspiracy from its inception. It was also their intention from the inception that the Funds the Trust would unfairly compete directly with identical or nearly identical funds offered by TCW.

33. Gundlach formed the Trust on January 11, 2010, four days after the filing of the complaint in *TCW v. Gundlach*. At the time Gundlach formed the Trust, the only Trustees were Gundlach and a longtime associate and Gundlach controlled the longtime associate's conduct as Trustee. As the founding Trustee, with life tenure, Gundlach exercised and exercises broad powers over the Trust, including (as recited in the Declaration of the Trust) exercising (along with the other Trustees) "exclusive and absolute control over the Trust property and over the business of the Trust," with "full authority and power to make any and all investments which [Gundlach and his hand-picked Trustees], in their sole discretion, shall deem proper" and the power to select the officers of the Trust.

34. From the creation of the Trust until the election of additional Trustees, Gundlach, founding Trustee, controlled it. In or about April 2010, Gundlach caused a shareholder election to occur, the purpose of which was to elect four "independent" Trustees, because of the legal requirement that a majority of the Trust's trustees be independent of the investment adviser. The Trustees were selected by Gundlach because they were friendly and could be controlled by him, and he does in fact control their decisions as trustees. Because of the control Gundlach exercises over it, the Trust is a mere instrumentality of Gundlach and the other Co-Conspirators who created it.

35. On or about January 11, 2010, at the time the Trust was controlled exclusively by Gundlach, Gundlach designated DoubleLine as the investment adviser for the Funds to be offered by the Trust. As such, DoubleLine and Gundlach were designated to act and have acted as agents of the Trust. At that time, the Trust knew and intended that DoubleLine would use the misappropriated TCW trade secrets for the benefit of the Trust.

36. After the election of the Independent Trustees, the Trust confirmed retaining DoubleLine as its Investment Adviser, with knowledge that the Trust was created by the Co-

Conspirators for the express purpose of exploiting the trade secrets originally misappropriated by the Co-Conspirators.

37. As the Trust's agent, DoubleLine manages the Trust's Funds. In so doing, DoubleLine is using misappropriated trade secrets for the benefit of its principal, the Trust.

38. The Trust knew and intended that the Trust's adviser, DoubleLine, would illicitly use TCW trade secrets in order to obtain superior investment returns. For example, on or about March 5, 2010, the Trust filed its registration statement on Form N-1/A with the S.E.C., which included the disclosure that the Funds' Adviser—DoubleLine—intended "to use the same analytical methods" as the Co-Conspirators had used when at TCW. The "analytical methods" at TCW were, and are, the trade secrets of TCW, which the Co-Conspirators had surreptitiously downloaded onto electronic storage devices and stolen. In publicly disclosing that its managers would use TCW analytical methods, the Trust acknowledged the use of TCW trade secrets in the management of the funds.

39. Further, the Trust *itself* has used the trade secrets Co-Conspirators stole from TCW by exploiting TCW's property to its own advantage. The Trust is the entity that has formed mutual funds, marketed to the public in an attempt to gather assets for management, gathered such assets for management, and entered into the IAMA to have DoubleLine manage those assets. In doing so, the Trust has trumpeted to the public that the monies invested with the Trust's mutual funds would be managed with TCW's analytical systems. Such an act constitutes direct use of TCW's trade secrets by the Trust in and of itself, in that such marketing and public statements by the Trust would not have been possible without TCW's trade secrets. In addition, the Trust knowingly has had the assets in its mutual funds managed with the use of TCW's stolen trade secrets. This act also plainly constitutes direct use of TCW's trade secrets by the Trust in and of itself.

40. In addition, the Trust received explicit notice that its retained advisers and agents have in their possession, custody and control, and were using, devices and documents containing TCW trade secrets. By letter dated April 22, 2010, TCW informed the Trustees of the Trust that TCW had discovered incontrovertible forensic evidence that DoubleLine, Gundlach and the other

Co-Conspirators misappropriated the equivalent of nine *million* pages of information from TCW, including TCW trade secrets. After such notice, the Trust continued to use the services of DoubleLine and Gundlach. It has therefore ratified and adopted their wrongful conduct.

41. As a result of the foregoing, the Trust itself and the Trustees have directly acquired, used and are using TCW's trade secrets. With the knowledge and agreement of the Trust, Gundlach and others at DoubleLine are using TCW's trade secrets in advising and managing the assets of the Trust's mutual funds. The Trust has also used the trade secrets to market its mutual funds and lure investors. Further, because of DoubleLine's and Gundlach's acquisition and use of TCW's trade secrets on behalf of their principal, the Trust and the Trustees acquired and are vicariously using, and therefore have misappropriated, TCW's trade secrets.

42. Regardless of whether the Trust has directly or vicariously acquired or used TCW's trade secrets, it is still liable for the actions of the Co-Conspirators in doing so, as the Trust has acted as a conspirator and has aided and abetted in such trade secret misappropriation as set forth below and as incorporated herein by reference. The law does not permit a defendant who conspires with or aids and abets tortfeasors to escape liability simply because the defendant did not itself commit the underlying act. Rather, the defendant is fully liable for the acts of its Co-Conspirators.

43. TCW's remedy at law is not by itself sufficient to compensate TCW for all the irreparable injuries inflicted and threatened by the Trust, including but not limited to, loss of trade secrets and business opportunities.

44. The Court should find that the Trust has threatened to misappropriate and has actually misappropriated TCW's trade secrets and should award TCW damages as well as injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction) and other relief consistent with the prayer for relief below.

45. In threatening to and actually misappropriating TCW's trade secrets, the Trust is guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large, taking into

account the Trust's substantial wealth, to punish the Trust and to discourage such conduct in the future.

SECOND CLAIM FOR RELIEF

Conspiracy to Misappropriate Trade Secrets

46. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 45.

47. As set forth above, the Co-Conspirators conspired to steal TCW's trade secrets in order to use such information in competition against TCW.

48. The Co-Conspirators agreed that they would establish DoubleLine to exploit the trade secrets they had stolen from TCW. An integral part of this conspiracy was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW trade secrets.

49. After the Co-Conspirators misappropriated TCW's, trade secrets, the Trust joined the conspiracy. The Trust had knowledge of the illegal actions of its Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets. Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust has actual knowledge of the illegal actions taken to acquire trade secrets and joined the conspiracy to acquire and use trade secrets of TCW.

50. Co-Conspirators joining an ongoing conspiracy are liable for all actions taken as part of the conspiracy, including actions pre-dating their joining the conspiracy. Accordingly, the Trust is liable for the illegal acquisition of trade secrets and for all damages caused by their Co-Conspirators' conduct, including all use by the Co-Conspirators.

51. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

52. In joining the conspiracy to misappropriate TCW's trade secrets, the Trust is guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the

Trust with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large to punish the Trust and to discourage such conduct in the future.

THIRD CLAIM FOR RELIEF

Aiding and Abetting Misappropriation of Trade Secrets

53. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 52.

54. As set forth above, the Co-Conspirators conspired to steal TCW's trade secrets.

55. The Co-Conspirators agreed that they would establish DoubleLine to exploit the trade secrets they had stolen from TCW. An integral part of the Co-Conspirators' illegal conduct was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW trade secrets.

56. After the Co-Conspirators misappropriated TCW's trade secrets, the Trust aided and abetted the Co-Conspirators with knowledge of the Co-Conspirators unlawful purpose. The Trust had knowledge of the illegal actions of the Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the trade secrets. Gundlach created the Trust with the purpose of exploiting the stolen trade secrets and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and the Defendant Trustees have actual knowledge of the illegal actions taken to acquire trade secrets and aided and abetted the Co-Conspirators with the purpose of encouraging or facilitating the Co-Conspirators illegal conduct.

57. As a result of the foregoing, the Defendant Trustees gave substantial assistance and encouragement to the Co-Conspirators in their ongoing illegal conduct.

58. The conduct of the Trust was a substantial factor in causing harm to TCW by facilitating the Co-Conspirators' theft and use of TCW's trade secrets.

59. Parties who aid and abet ongoing illegal activity are liable for all actions taken as part of the illegal conduct, including actions pre-dating when they began aiding and abetting the illegal activity. Accordingly, the Trust is liable for the illegal acquisition of trade secrets and for all damages caused by the Co-Conspirators' conduct, including all use by the Co-Conspirators.

60. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

61. In aiding and abetting the Co-Conspirators' illegal conduct to misappropriate TCW's trade secrets, the Trust is guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large to punish the Trust and to discourage such conduct in the future.

FOURTH CLAIM FOR RELIEF

Bus. & Prof. Code § 17200

62. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 61.

63. The acts of the Trust as herein alleged constitute unlawful, unfair and deceptive business practices in violation of California Business & Professions Code § 17200 *et seq.*, based upon, but not limited to, the Trust's violation of California Civil Code § 3426 (misappropriation of trade secrets) in that the Trust is using misappropriated trade secret information and in violation of California Penal Code § 496, as well as the theft of TCW's other confidential and proprietary information and good will.

64. The Trust has also competed unfairly with TCW by exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary tangible and intangible assets, by the Co-Conspirators.

65. In breach of their fiduciary duty, Co-Conspirators planned to launch DoubleLine and trigger an en masse departure of virtually the entire Mortgage Backed Securities group at

TCW to join DoubleLine. While employed by TCW, from September 3, 2009 (or earlier) through December 4, 2009, they secretly planned to create a new company, first called Able Grape, then DoubleLine, for the precise purpose of unfairly competing with TCW. They established DoubleLine to exploit the benefits derived from their breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's trade secrets and good will and other valuable, confidential, proprietary tangible and intangible assets. An integral part of their efforts to exploit such benefits included the creation of the Trust to market a group of fixed income Funds identical to the funds managed by TCW. The Trust's Funds would be managed by its agent, DoubleLine.

66. The intangible assets that the Co-Conspirators conspired to exploit at DoubleLine and at the Trust through the Funds include, without limitation, the value developed over more than two decades and at great expense associated with recruiting, training and developing the teamwork, collaboration and track record of more than 50 professional members of the TCW fixed income asset management team (including portfolio managers, traders, analysts and computer programmers), their collective relationships with institutional clients and consultants that advise public and private pension funds, employee benefit plans, endowment funds, foundations, labor unions, sovereign wealth funds, hospitals and other health care organizations and institutional investors. The combination of the intellectual talent of the TCW fixed income asset management team, their relations with each other, their relations with investors and consultants and their track record for delivering consistent results under different and varying market conditions results in TCW's continued expectation of patronage, is the property of TCW and is "good will" within the meaning of California Business & Professions Code § 14100 *et seq.*

67. But for the breach of fiduciary duty by the Co-Conspirators, neither DoubleLine nor the Trust nor the Funds, as they are presently constituted, would exist.

68. The acts of the Trust and its Trustees have caused TCW to suffer injury in fact and to lose money or property it spent in an attempt to replace the good will that it lost due to Gundlach's breach of his fiduciary duty. TCW has also suffered injury in fact and loss of money

or property as a result of the Trust's and Trustees' unfair competition due to its continuing efforts to replace the good will and to counter the Trust's unfair competition.

69. The acts of the Trust, as herein alleged, are unlawful because they violate federal and state statutes, including but not limited to California Civil Code § 3426 (misappropriation of trade secrets), California Penal Code § 502 (Computer Access Data and Fraud Act), California Penal Code § 496 (Receiving Stolen Property), 18 U.S.C. § 1832 *et seq.* (misappropriation of trade secrets) and 18 U.S.C. § 1030 *et seq.* (Computer Fraud and Abuse Act).

70. The acts of the Trust, as herein alleged, are unfair because they violate the policy and spirit of the antitrust laws, which promote free and fair competition and condemn the sort of direct and unfair competition engaged in by the Trust.

71. The acts of the Trust, as herein alleged, are deceptive because the Trust and its agent, DoubleLine, have presented those acts as vigorous and fair competition on the merits, when in fact they are both illegal and unfair. The Trust and its agent DoubleLine have disparaged TCW for being unwilling to compete fairly on the merits, when the truth of the matter is exactly the opposite. The Trust wants to play with a stacked deck by converting, receiving and using TCW's trade secrets and good will instead of through the fruit of its own investment and labor. The Trust has misled actual and potential investors in its Funds into believing its management of the funds is proper and lawful when it is not.

72. The unlawful, unfair and deceptive business practices of the Trust described above presents a continuing threat to TCW's business and intellectual property portfolio.

73. As a direct and proximate result of these acts, the Trust has been unjustly enriched, and in the future will continue to be unjustly enriched by, among other things, their use of TCW's confidential and proprietary information and business processes and methods.

74. The unlawful, unfair and deceptive business practices that the Trust has engaged in have provided it a "head start" that a new entrant company competing by legitimate means would not have. This head start has allowed and will continue to allow the Trust to unfairly compete for billions of dollars of assets under management, whereas if the Trust had conducted itself in a

manner that was not unlawful, unfair or deceptive, it would not be in a position to compete for that business for many months, if not years.

75. TCW has been irreparably injured by the Trust's unlawful, unfair and deceptive conduct as alleged herein, and will continue to be damaged until the Trust's unfair competition is enjoined.

76. The Court should find that the Trust's actions violate California Business & Professions Code § 17200 *et seq.*, award TCW such monetary relief as permitted by statute as well as injunctive relief, and its reasonable attorneys' fees and costs of suit.

FIFTH CLAIM FOR RELIEF

Common Law Unfair Competition

77. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 76.

78. The Trust's illegal, unfair and deceptive conduct, as alleged above, has allowed the Trust to gain an unfair competitive advantage over TCW.

79. The Trust has competed unfairly with TCW by misappropriating TCW's trade confidential and proprietary information and concepts, including those provided to the Co-Conspirators in confidence.

80. The Trust has also competed unfairly with TCW by exploiting, through its agent DoubleLine, the benefits derived from the breaches of fiduciary duty, interference with existing contracts and prospective economic advantage and conversion of TCW's good will and other valuable, confidential, proprietary tangible and intangible assets, by the Co-Conspirators.

81. The Trust's direct and unfair competition has deprived TCW of business, revenues and profits it otherwise would have obtained and has caused it to lose customers to the Mutual Funds managed by the Trust that it otherwise would have retained.

82. The Court should award TCW damages it has suffered from the Trust's unfair competition, consistent with the prayer for relief below.

83. TCW has been irreparably injured by the Trust's unlawful, unfair and deceptive conduct as alleged herein, and will continue to be damaged until the unfair competition by the Trust is enjoined.

SIXTH CLAIM FOR RELIEF

Conspiracy to Steal, Convert and Use Good Will and Other Confidential, Proprietary and Valuable Information

84. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 83.

85. As set forth above, in addition to the theft of TCW trade secrets, the Co-Conspirators conspired to steal TCW's other confidential and proprietary information and good will in order to use it in competition against TCW.

86. The Co-Conspirators agreed that they would establish DoubleLine to exploit the good will and other confidential, proprietary and valuable information they had stolen from TCW. An integral part of this conspiracy was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW property and information.

87. After the Co-Conspirators misappropriated TCW's good will and non-trade secret confidential and proprietary information and methods, the Trust joined the conspiracy. The Trust had knowledge of the illegal actions of their Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the confidential and proprietary information and good will. Gundlach created the Trust with the purpose of exploiting the stolen information and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and each of the Trustees have actual knowledge of the illegal actions taken to acquire confidential and proprietary information, good will and opportunities of TCW and joined the conspiracy to acquire and use the same.

88. Co-Conspirators joining an ongoing conspiracy are liable for all actions taken as part of the conspiracy, including actions pre-dating their joining the conspiracy. Accordingly, the Trust and the said Trustees are liable for the illegal acquisition of confidential and proprietary information and good will and for all damages caused by their Co-Conspirators' conduct, including all use by the Co-Conspirators.

89. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

90. In joining the conspiracy to misappropriate TCW's confidential and proprietary information and good will, the Trust is guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to compensatory damages, of punitive damages sufficiently large to punish the Trust and to discourage such conduct in the future.

SEVENTH CLAIM FOR RELIEF

Aiding and Abetting the Theft and Use of Good Will and Other Confidential, Proprietary and Valuable Information and the Violation of Business & Professions Code Section 17200

91. TCW hereby realleges as if set forth fully herein, the allegations in paragraphs 1 through 90.

92. As set forth above, in addition to the theft of TCW trade secrets, the Co-Conspirators conspired to steal TCW's other confidential and proprietary information and good will in order to use it in competition against TCW.

93. The Co-Conspirators agreed that they would establish DoubleLine to exploit the good will and other confidential, proprietary and valuable information they had stolen from TCW. An integral part of the Co-Conspirators' illegal conduct was the later creation of the Trust to market a group of fixed income mutual funds identical to the funds managed by TCW for the purpose of exploiting and benefiting from the stolen TCW property and information.

94. After the Co-Conspirators misappropriated TCW's opportunities, good will, and non-trade secret confidential and proprietary information and methods, the Trust aided and abetted the Co-Conspirators with knowledge of the Co-Conspirators unlawful purpose. The Trust had knowledge of the illegal actions of the Co-Conspirators because, for among other reasons, at least one of the Trustees, Gundlach, participated in the theft of the confidential and proprietary information and good will. Gundlach created the Trust with the purpose of exploiting the stolen confidential and proprietary information and good will and used his position as Trustee to designate DoubleLine as the investment adviser of the Trust. As a direct result of Gundlach's influence and control over DoubleLine, the Trust and the Trustees, the Trust and the Defendant Trustees have actual knowledge of the illegal actions taken to acquire confidential and proprietary information and good will and aided and abetted the Co-Conspirators with the purpose of encouraging or facilitating the Co-Conspirators illegal conduct.

95. As a result of the foregoing, the Defendant Trustees gave substantial assistance and encouragement to the Co-Conspirators in their ongoing illegal conduct.

96. The conduct of the Trust was a substantial factor in causing harm to TCW by facilitating the Co-Conspirators' theft and use of TCW's good will, and non-trade secret confidential and proprietary or otherwise valuable TCW information.

97. Parties who aid and abet ongoing illegal activity are liable for all actions taken as part of the illegal conduct, including actions pre-dating when they began aiding and abetting the illegal activity. Accordingly, the Trust and the Trustees are liable for the illegal acquisition of TCW's confidential and proprietary information and good will and for all damages caused by the Co-Conspirators' conduct, including all use by the Co-Conspirators.

98. In addition to damages, TCW is entitled to injunctive relief (including but not limited to a temporary restraining order, preliminary injunction and permanent injunction).

99. In aiding and abetting the Co-Conspirators' illegal conduct to misappropriate TCW's confidential and proprietary information and good will, the Trust is guilty of oppression, fraud and malice. Such conduct constituted despicable conduct carried on by the Trust with a willful and conscious disregard for the rights of TCW. TCW is entitled to an award, in addition to

compensatory damages, of punitive damages sufficiently large to punish the Trust and to discourage such conduct in the future.

Prayer for Relief

BASED ON THE FOREGOING, TCW requests the following relief:

1. Judgment in favor of TCW and against the Trust for TCW's First through Seventh Claims for Relief asserted in its Complaint;

2. On the First through Seventh Claims, that the Court grant TCW an award of lost profits;

3. On the First through Seventh Claims, that the Court grant TCW disgorgement of the Trust's ill-gotten gains or profits consisting of any management fees or carried interest obtained or retained by the Trust in an amount according to proof at trial;

4. That the Court enjoin the Trust from misappropriation of TCW's trade secrets while those trade secrets continue to exist, and thereafter for a period of time equal to the illegal "head start" it obtained through its wrongful conduct of not less than six months;

5. That the Court award damages against the Trust according to proof;

6. That the Court grant TCW pre-judgment interest on all such damages, monetary or otherwise;

7. That the Court grant TCW an award for reasonable attorneys' fees and costs of suit incurred herein;

8. That the Court order the Trust to pay TCW punitive damages according to proof in an amount sufficient to deter the Trust from engaging in similar conduct against TCW or others and to deter the Trust from engaging in similar malicious, offensive and fraudulent conduct against others in the future;

9. That the Court grant TCW such equitable relief as is requested above, including but not limited to a writ of seizure and permanent injunctive relief; and

10. That the Court award TCW such other and further relief as the Court deems just and proper.

DATED: February 9, 2011

QUINN EMANUEL URQUHART & SULLIVAN, LLP

By */s/ John B. Quinn*
John B. Quinn
Attorney for Trust Company of the West

1 **PROOF OF SERVICE**

2 I am employed in the County of Los Angeles, State of California. I am over the age of eighteen years and not a party to the within action; my business address is 865 South Figueroa
3 Street, 10th Floor, Los Angeles, California 90017-2543.

4 On February 9, 2011, I served true copies of the following document(s) described as: **FIRST AMENDED COMPLAINT** on the interested parties in this action as follows:
5

BY ELECTRONIC MAIL TRANSMISSION: Pursuant to the Court's Order Authorizing
6 Electronic Service (Apr. 26, 2010), which requires the parties to accept service by electronic transmission via LexisNexis® File & Serve, I caused the document(s) to be sent to the persons at
7 the e-mail addresses listed below. I did not receive, within a reasonable time after the transmission any electronic message or other indication that the transmission was unsuccessful.
8

9 Andrew M. White
David E. Fink
10 Edward E. Weiman
WHITE O'CONNOR FINK & BRENNER LLP
11 10100 Santa Monica Blvd., 23rd Floor
Los Angeles, CA 90067
12
(310) 712-6100
13 Fax: (310) 712-6199

14 awhite@whiteo.com
dfink@whiteo.com
15 eweiman@whiteo.com

16 **Attorneys for Jeffrey Gundlach, Barbara VanEvery, Cris Santa Ana and Jeffrey**
17 **Mayberry**

Brad D. Brian
Mark B. Helm
Kevin S. Allred
Munger Tolles & Olson LLP
355 S. Grand Avenue, 35th Floor
Los Angeles, CA 90071-1560

(213) 683-9100
Fax: (213) 687-3702

Brad.Brian@mto.com
Mark.Helm@mto.com
Kevin.Allred@mto.com

Attorneys for DoubleLine Capital LP

18 Robert G. Jones
ROPES & GRAY LLP
19 Prudential Tower
800 Boylston Street
20 Boston, MA 02199-3600

21 (617) 951 7564
Fax: (617) 235-0453
22
Robert.Jones@ropesgray.com
23
Attorneys for DoubleLine Funds Trust,
24 **Joseph J. Ciprari, John C. Salter, Robert J. Unitracht and Raymond B. Woolson**
25

Richard Kendall
Kendall Brill & Klieger
10100 Santa Monica Blvd.
Suite 1725
Los Angeles, CA 90067

(310) 272-7900
Fax: (310) 272-7936

rkendall@kbkfirm.com

Attorneys for DoubleLine Funds Trust, Joseph J. Ciprari, John C. Salter, Robert J. Unitracht and Raymond B. Woolson

26

27

28

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed on February 9, 2011, at Los Angeles, California.

/s/Tara Petitte
Tara Petitte